Confidential Treatment Requested by Ariba.

Ariba, Inc.

807 11th Avenue

Sunnyvale, California 94089

August 29, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Brad Skinner

Re:	Ariba, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2005

Filed December 7, 2005

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Filed May 15, 2006

Form 8-K Filed July 25, 2006

File No. 000-26299

Ladies and Gentlemen:

This letter responds to the comments set forth in the letter dated July 31, 2006 from Brad Skinner to Ariba, Inc. (“Ariba” or the “Company”). For your convenience, we have repeated and numbered the comments in Mr. Skinner’s letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill Impairment, page 39

1. We note that you recorded a significant goodwill impairment charge in June 2005 and announced this charge on July 21, 2005. We further note that this impairment charge was primarily based on (1) the Company’s market capitalization; (2) the Company’s current and projected operating results; (3) significant trends in the enterprise software industry; and (4) the Company’s decision to reduce its workforce and eliminate excess facility space. Please explain to us how you considered disclosing meaningful information regarding these factors and discussing your expectations with respect to the upcoming impairment in your Form 10-Q that was filed on May 10, 2005.

Response to Comment 1:

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, Ariba performs a test for impairment on an annual basis as of September 30 of each fiscal year, or more frequently if events and circumstances indicate that goodwill or other intangible assets may be impaired and that their carrying values may not be recoverable. On May 17, 2005, Ariba’s management made a determination to proceed with a restructuring, and began to implement this restructuring on May 23, 2005. Ariba disclosed this restructuring in a Current Report on Form 8-K filed on May 23, 2005. As a result of this action, as well as declines in Ariba’s stock price and the high volatility of Ariba’s stock price, management determined that circumstances existed that indicated that goodwill or other intangible assets might be impaired. Therefore, with the assistance of an independent valuation specialist, management performed an impairment assessment as of June 2005. The Company signed an engagement letter with the independent valuation specialist on May 27, 2005. The independent valuation specialist provided a draft report in July 2005 and provided its final report on August 3, 2005.

Therefore, when the Company filed its Form 10-Q for the quarter ended March 31, 2005 on May 10, 2005, management had not yet concluded that an assessment would be required or what the results of any such assessment would be.

However, in light of the possibility that its goodwill could be impaired in the future, Ariba included the following statements in its Form 10-Q for the quarter ended March 31, 2005.

Page 44, Risk Factors:

“We May Incur Additional Goodwill Impairment Charges that Adversely Affect Our Operating Results.

On March 31, 2005 we had $576.8 million of goodwill on our consolidated balance sheet. We review goodwill for impairment annually and more frequently if events and circumstances indicate that the asset may be impaired and that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period, and decreases in our market capitalization below net assets for a sustained period. Our stock price is highly volatile and has experienced significant declines since January 2004. Although no goodwill impairment has been recorded for the three and six months ended March 31, 2005 and 2004, we have recorded significant impairment charges for goodwill and other intangible assets in the past and there can be no assurances that future goodwill impairments will not occur.”

Page 43, Risk Factors:

“Our Acquisitions Are, and Any Future Acquisitions Will Be, Subject to a Number of Risks.

We completed our merger with FreeMarkets on July 1, 2004, and we acquired Softface on April 15, 2004 and Alliente on January 13, 2004. Our acquisitions of Alliente, Softface and FreeMarkets are, and any future acquisitions will be, subject to a number of additional risks, including:

•	the diversion of management time and resources;

•	the difficulty of assimilating the operations and personnel of the acquired companies;

•	the potential disruption of our ongoing businesses;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	unanticipated expenses related to integration of the acquired company;

•	difficulties in implementing and maintaining uniform standards, controls, procedures and policies;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	potential unknown liabilities associated with acquired businesses; and

•	impairment of goodwill and other assets acquired.”

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

2. You disclose that when you have more than one element in an arrangement that does not have fair value “target pricing is used to allocate the amount remaining after allocating revenue to those elements which have fair value.” Please describe this “target pricing” and explain how this allocation methodology is consistent with SOP 97-2.

Response to Comment 2:

We use target pricing solely as a means to allocate revenue between captions on the statement of operations as required by Rule 5-03(b) (1), for bundled products and services where more than one element does not have VSOE of fair value. As is standard in the software industry, Ariba gives customers significant discounts from its established list prices for most products and services. As a result, Ariba has established internal “target prices” for all of its products, which is the recommended price to Ariba’s sales force that management expects to be able to receive from customers for those products. Target pricing represents management’s desired price and is based upon a number of factors, including historical pricing, future product, pricing and packaging changes, and profitability goals. Where evidence of fair value is available, fair value is used as the target price. Where evidence of fair value is not available, management believes the use of target pricing to allocate between required revenue captions on the statement of operations is a more appropriate, consistent and systematic method than the use of the actual sales price. The total amount of revenue recognized under SOP 97-2 for which target pricing was used to allocate between statement of operations captions in the fiscal year ended September 30, 2005 and the six months ended March 31, 2006 was *** and ***, respectively, or approximately *** and ***, respectively, of total revenue.

The Company proposes to prospectively expand the language contained in its revenue recognition policy to more clearly describe this approach and the nature of target pricing as follows:

***	Confidential material redacted and filed separately with the Commission.

“When revenue is recognized associated with multi-element arrangements and more than one element in an arrangement does not have fair value, Ariba first allocates revenue on the statement of operations to those elements for which evidence of fair value is available. For any remaining revenue balance, where fair value does not exist, Ariba uses target pricing to allocate revenue to the various revenue classifications on the statement of operations. Target pricing is the internally recommended pricing for products after allowing for normal discounts.”

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 4. Controls and Procedures, page 38

3. You disclose that a control system “can provide only reasonable, not absolute, assurance” that the objectives of the control system are met. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In addition, explain to us haw you complied with the guidance in Section II.F.4 of SEC Release No. 33-8238.

Response to Comment 3:

In response to comments 3 and 4, Ariba hereby confirms that (i) its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and (ii) that its chief executive officer and chief financial officer concluded that its disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2006. Furthermore, although Ariba believes that the disclosure in Item 4 of its Form 10-Q for the quarter ended March 31, 2006 complies with the guidance in Section II.F.4 of SEC Release No. 33-8238, Ariba proposes to revise its disclosure regarding disclosure controls and procedures in its future Form 10-Qs to read substantially as follows:

“Item 4. Controls and Procedures

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of             , 200    , the end of the period covered by this report on Form 10-Q. This evaluation (the “controls evaluation”) was done under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).

Disclosure controls and procedures means controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act, such as this report on Form 10-Q, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed such that information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Based upon the controls evaluation, our CEO and CFO have concluded that as of             , 200    , our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC and to ensure that material information relating to the Company and our consolidation subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.

No change in our internal control over financial reporting occurred during the three months ended             , 200     that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Internal control over financial reporting means a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error and all fraud. A control system, no mater how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.”

Ariba proposes to similarly revise its disclosure regarding disclosure controls and procedures in its future Form 10-Ks.

4. We note your disclosure that your disclosure controls and procedures are effective but only to the extent of ensuring “that material information relating to the Company and our consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.” Please confirm whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective and confirm you will correct your disclosure in future filings.

Response to Comment 4:

Please see our response to comment 3 above.

Form 8-K filed July 25, 2006

5. We believe the non-GAAP operating statement columnar format appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division or Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Response to Comment 5:

As discussed below, Ariba uses the non-GAAP financial measures disclosed in the Form 8-K when evaluating its business and believes they provide meaningful supplemental financial information to help investors evaluate its operating results. Ariba also believes that the columnar reconciliation of GAAP and non-GAAP financial measures in the Form 8-K helps investors evaluate the non-GAAP financial measures in a convenient format. However, Ariba proposes to add the following disclosure about non-GAAP financial measures to future press releases to make clear that the non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles and are subject to a number of important limitations:

“About Non-GAAP Financial Measures

The accompanying press release dated             , 200     contains non-GAAP financial measures. The following table reconciles the non-GAAP financial measures in the press release to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles (GAAP). These non-GAAP measures include non-GAAP cost of revenues, gross profit, operating expenses, (loss) income from operations, net (loss) income and net (loss) income per share amounts.

Non-GAAP financial measures should not be considered as a substitute for, or superior to, GAAP financial measures, which should be considered as the primarily financial metrics for evaluating our financial performance. Significantly, non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles. Instead, they are based on subjective determinations by management designed to supplement our GAAP financial measures. They are subject to a number of important limitations and should be considered only in conjunction with our consolidated financial statements prepared in accordance with GAAP. For example, our non-GAAP financial measures have the effect of excluding costs and expenses from our operating results that should be properly considered under a system of accrual accounting. In addition, our non-GAAP financial measures differ from GAAP measures with the same names, may vary over time and may differ from non-GAAP financial measures with the same or similar names used by other companies. Accordingly, investors should exercise caution when evaluating our non-GAAP financial measures.

Despite these limitations, we believe our non-GAAP financial measures provide meaningful supplemental information about our operating results, primarily because they exclude costs and expenses that we do not believe are as indicative of the ongoing operating performance of our business and our senior management. For example, we have periodically incurred significant lease abandonment costs from abandoned facilities leased in 2000, primarily as a result of reduced sublease rental rate projections. Although these costs should properly be considered in our GAAP financial measures, we believe they should be excluded when evaluating our current operating performance. The non-GAAP financial measures disclosed in the accompanying press release are used by our Board of Directors and senior management to evaluate our current operating performance, are used in evaluating the performance of our senior management, and are used in our budget and planning processes. In addition to these reasons we believe that our non-GAAP financial measures are helpful to investors by facilitating comparisons of our current and prior operating results and by facilitating comparisons of our operating results with those of other software companies.”

If the Staff continues to have concerns regarding the columnar reconciliation after reviewing the supplemental disclosure, Ariba would welcome the opportunity to discuss other disclosure formats.

6. We note that you disclose several non-GAAP measures. It appears that your presentation lacks any substantive disclosure that addresses the various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, the disclosure does not explain, in sufficient detail, the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please explain to us how your current disclosure meets those requirements.

Response to Comment 6:

Set forth below is proposed additional disclosure that would be added following the columnar reconciliation of GAAP and non-GAAP financial measures to address the disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

“Discussion of Items Excluded From Non-GAAP Financial Measures

Our non-GAAP financial measures exclude costs and expenses for (i) impairment of goodwill related to acquisitions, (ii) amortization of intangible assets related to acquisitions, (iii) restructuring and integration charges, and (iv) stock-based compensation. We exclude these costs and expenses because we believe they are not closely related to the ongoing operating performance of our businesses and our senior management and are generally excluded from our budget and planning process. In addition to these reasons, we believe our non-GAAP financial measures are also helpful to investors by facilitating comparisons of our operating results over different time periods and by facilitating comparisons of our financial performance with that of other companies. In additional, except for restructuring and integration costs, these costs and expenses are non-cash items that do not affect cash flows.

•	Impairment of Goodwill. In accordance with GAAP, we have recorded significant non-cash charges for impairment of goodwill resulting from acquisitions. For example, we incurred a goodwill impairment charge of $247.9 million in fiscal year 2005. We exclude impairment charges in our non-GAAP financial measures because (i) they result from prior acquisitions and are based on a combination of factors that are not closely related to the ongoing operating performance of our business, such as changes in our market capitalization and significant trends in the enterprise software business and (ii) absent additional acquisitions, we anticipate that the likelihood of significant additional impairment charges will decrease in the future. We believe excluding impairment charges helps investors compare our financial performance with that of other companies with different acquisition histories. However, we are mindful of the limitations associated with excluding impairment charges, which provide a helpful measure of the financial impact and performance of prior acquisitions, and consider our non-GAAP financial measures in conjunction with our GAAP financial results that include impairment charges.

•	Amortization of Acquired Intangible Assets. In accordance with GAAP, we amortize intangible assets acquired in connection with acquisitions over the estimated useful lives of the assets. We exclude these amortization costs in our non-GAAP financial measures because they (i) result from prior acquisitions, rather than the ongoing operating performance of our business, and (ii) absent additional acquisitions, are expected to decline over time as the remaining carrying amounts of these assets are amortized. We believe excluding these costs helps investors compare our financial performance with that of other companies with different acquisition histories. However, as with impairment charges, we recognize that amortization costs provide a helpful measure of the financial impact and performance of prior acquisitions and consider our non-GAAP financial measures in conjunction with our GAAP financial results that include amortization costs.

•	Restructuring and Integration Costs. We have recorded significant charges for restructuring and integration costs that relate primarily to lease abandonment costs and, to a much lesser extent, to severance and benefits and other costs. We have periodically incurred significant lease abandonment costs, primarily as a result of reduced sublease rental rate projections. We exclude these costs from our non-GAAP financial measures because they are unrelated to our ongoing operations and are significantly impacted by factors outside our control (e.g., future sublease rates). We believe excluding these costs helps investors compare our operating performance with that of other companies that do not have significant abandoned lease facilities. We recognize, however, that restructuring and integration costs are primarily cash costs and that we and investors should carefully consider the impact of these costs on future cash flows.

•	Stock-Based Compensation Expenses. We exclude stock-based compensation expense associated with stock options and stock granted to employees and non-executive directors in our non-GAAP financial measures. We accounted for stock options in accordance with the fair value method under APB No. 25 through September 30, 2005 and adopted the fair value recognition provisions of SFAS No. 123(R) effective October 1, 2005. While stock-based compensation is a significant component of our expenses, we believe that investors wish to be able to exclude the effects of stock-based compensation expense in comparing our financial performance with that of other companies and in our transition from primarily option-based equity compensation to primarily restricted stock based equity compensation. We also exclude stock-based compensation expense because of the equity nature of this item and because we want investors to be able to exclude the effect on our GAAP financial performance of adopting SFAS No. 123(R) for fiscal year 2006.”

In addition, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at the above address or by telephone at (650) 390-1010.

Very truly yours,

ARIBA, INC.

By:	/s/ James W. Frankola
James W. Frankola
Executive Vice President and Chief Financial Officer

cc:	Mark Kronforst, Assistant Chief Accountant

Christine Davis, Staff Accountant

Thomas Monahan, Chair Ariba Audit Committee

Wayne Kimber

David Middler

Lynette Horrell, Ernst & Young LLP

Brooks Stough, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP